EXHIBIT 99.1

We are encouraged by the solid recovery in industry fundamentals leading to travel demand increases throughout the United States. This has been reflected in considerable occupancy improvements at our U.S. and international hotels, with most of these properties also posting increases in average daily rates.

     Our overall results met our expectations for the first quarter, which is traditionally one of the Company’s lowest earnings periods. On a comparable basis, revenue per available room (“RevPAR”) for Fairmont’s managed hotels increased 12.4% and RevPAR at the Company’s owned portfolio improved 12.9% in the first quarter.

     We expect that the improving industry fundamentals and economic environment will continue to translate into a strong recovery. Our existing bookings for our critical group business throughout our portfolio continue to be ahead of levels at this time last year for 2003. Later this spring, we will have a better indication of U.S. leisure demand levels for our Canadian resorts for the summer season. We are excited about the opportunity for our recently renovated resort portfolio to benefit from improving business conditions and growing leisure travel demand that is expected over the long-term.

     Our full-year guidance is unchanged. We estimate that 2004 EBITDA will be in the range of $210 - $220 million, including approximately $9 million from real estate activities. Net income is estimated to be $65 – $71 million and basic EPS to be in the range of $0.82 - $0.90, assuming a full-year tax rate of 28%.

     In 1997, we were instrumental in the creation of Legacy Hotels Real Estate Investment Trust (“Legacy”). Since that time, we have held an approximate one-third interest in Legacy and both parties have enjoyed a mutually beneficial strategic relationship. Recent changes in accounting rules will likely result in the consolidation of Legacy’s financial results within our financial statements.

     We believe that consolidating Legacy would complicate investors’ ability to assess our financial performance. Accordingly, we may, subject to favorable market conditions, reduce our investment in Legacy during 2004, pursuant to one or several transactions. We believe that the mutual benefits of our relationship with Legacy would remain substantially unchanged notwithstanding a reduction in our equity interest.

     We are pleased to have recently secured management contracts on three new hotel developments in Mayakoba, Mexico, Cairo, Egypt and a resort in Dubai on The Palm, Jumeirah. We have been working on growing our pipeline of development opportunities and are delighted to expand our portfolio to include a number of purpose-built luxury properties in these exclusive locations. We look forward to working with our new partners on these exciting developments and for the opportunity to work together on future projects.

     The growth of the Fairmont brand remains a major focus for the Company and we are encouraged by the improvement in brand awareness. In 2004, we intend to add two to four properties to our portfolio while continuing to seek development opportunities in resort destinations and further increase the exposure of our existing portfolio.

Signed:

William R. Fatt
Chief Executive Officer
April 27, 2004

Management’s Discussion and Analysis

Management’s discussion and analysis (the “MD&A”) should be read in conjunction with the unaudited consolidated financial statements and notes, which begin on page 9. The financial statements of Fairmont Hotels & Resorts Inc. (“FHR” or the “Company”) are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The financial statements and the MD&A are presented in United States dollars unless otherwise indicated. This MD&A is based on the segmented financial information of our operations presented in note 6 of the unaudited consolidated financial statements on page 13.

     We use non-GAAP measures to assess our operating performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. We consider income before interest, taxes and amortization (“EBITDA”) to be a meaningful indicator of operations and use it as our primary measure to assess the operating performance of our business segments. It is likely that our calculation of EBITDA is different than the calculations used by other entities. EBITDA is represented on the unaudited consolidated statements of income as “Operating income before undernoted items.”

     This document contains forward-looking information based on our best estimates of the current operating environment. These forward-looking statements are related to, but not limited to, our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate,” “believe,” “expect,” “plan” or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, economic, competitive and lodging industry conditions. A detailed description of these factors can be found starting on page 41 of the 2003 annual report in the section entitled “Risks and Uncertainties.” There is significant risk that our predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results to differ materially from our expectations. We disclaim any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Industry Update

The North American hotel industry has experienced a solid recovery in the first part of 2004. Industry fundamentals have improved in both corporate and leisure travel. Several major markets in the United States have generated RevPAR improvements, with resort hotels showing the greatest improvement. Luxury hotels have shown the greatest levels of improvement over 2003.

Financial Highlights

For the three months ended March 31,
(in millions, except per share data)	2004	2003
Revenues	$177.1	$174.9
EBITDA	34.1	42.2
Net income (loss)	(0.6)	12.5
Earnings (loss) per share
Basic	(0.01)	0.16
Diluted	(0.01)	0.16

Results of Operations

Our Company continues to benefit from improving demand from both leisure and business travelers. U.S. and International properties realized double-digit growth in revenues and EBITDA while our Canadian properties generated EBITDA at levels consistent with 2003. Our Canadian resorts suffered declines in ski business as unusually strong competition from U.S. ski destinations and a higher Canadian dollar combined to create a challenging operating environment.

Hotel Ownership Operations

Revenues from hotel ownership operations were $155.4 million in the first quarter, up $15.0 million, or 10.7% from the prior year. Strengthening demand was evident throughout the portfolio as both the leisure and business segments generated increased occupancy levels.

     Revenues from U.S. and International hotels were up 10.6% despite revenues lost from the closure of The Fairmont Southampton to repair damage caused by Hurricane Fabian. Virtually all other U.S. and International hotels reported significant improvements over 2003. Revenues generated by Canadian properties increased 10.9% over 2003 primarily due to the appreciation in the Canadian dollar. When measured in local currency, Canadian dollar revenues declined by about 3%.

2	FAIRMONT HOTELS & RESORTS INC.

Ownership Highlights

Scottsdale

The Fairmont Scottsdale Princess was the highest contributor to hotel ownership EBITDA in the first quarter. This resort continues to benefit from strong demand from the group segment and domestic leisure travelers.

Hawaii

Our Hawaiian resorts have also benefited from the strong improvement in travel fundamentals. Once again, The Fairmont Kea Lani Maui earned record-breaking profits with first quarter EBITDA up 16% from 2003. This resort continues to benefit from strong demand from the individual leisure and tour group segments. Results at The Fairmont Orchid continue to improve as occupancy levels were up 15% over the first quarter of 2003.

Acapulco

Our Mexican properties produced significant revenue and EBITDA gains in the quarter as demand from the group business and tour group segments were both strong.

Whistler

Demand was lower throughout the Whistler village as strong competition from U.S. ski destinations and a higher Canadian dollar impacted cross-border traffic from the United States. Despite these challenges, the hotel performed at a level consistent with 2003, as poor ski conditions impacted results in the prior year.

Banff, Lake Louise & Jasper

In the first quarter, our Alberta resorts typically generate about 10% of overall hotel ownership EBITDA. Due to a combination of the strong Canadian dollar and stiff competition from U.S. ski destinations, these properties experienced reduced occupancy levels. First quarter results are not necessarily indicative of performance during the peak summer season. We will have a better indication later in the spring of how these resorts will perform during the summer season.

Bermuda

The current business climate in Bermuda has strengthened considerably, allowing The Fairmont Hamilton Princess to enjoy a strong quarter. Solid demand from the group meeting segment and limited hotel supply on the Island aided performance. Repairs to The Fairmont Southampton have been completed and the resort reopened, as planned, in April. We have extensive insurance coverage for both property damage and business interruption.

Comparable Owned Hotels

Three months ended March 31	2004	2003	Variance
Worldwide
RevPAR(1)	$139.34	$123.39	12.9%
ADR(2)	215.21	203.03	6.0%
Occupancy	64.7%	60.8%	3.9 points

Canada
RevPAR	$93.86	$86.27	8.8%
ADR	154.37	141.25	9.3%
Occupancy	60.8%	61.1%	0.3 points

U.S. and International
RevPAR	$181.01	$157.35	15.0%
ADR	264.80	260.10	1.8%
Occupancy	68.4%	60.5%	7.9 points

(1) RevPAR is defined as rooms revenues per available room per day.

(2) ADR is defined as rooms revenues per occupied room per day.

Comparable Hotels are considered to be properties that were fully open under FHR management for at least the entire current and prior periods. Comparable Hotel statistics exclude properties where renovations have had a significant adverse effect on the properties’ primary operations.

Exclusions: The Fairmont Southampton (renovations); The Fairmont Copley Plaza Boston

2004 FIRST QUARTER REPORT	3

Management’s Discussion and Analysis (cont’d)

RevPAR at the Comparable Hotels increased 12.9% to $139.34 in 2004 from $123.39 in 2003. Strong occupancy growth of 7.9 points at our U.S. and International properties was generated through significant increases in demand from the group business and tour group segments. At our Canadian hotels, foreign currency fluctuations helped to offset slightly lower ADR (when measured in Canadian dollars).

     EBITDA from FHR’s hotel ownership operations of $32.8 million in 2004 was up $3.2 million, or 10.8%, from $29.6 million in 2003. EBITDA at the U.S. and International properties was up 14.5% with improvements at virtually all hotels. The majority of the EBITDA improvement was generated through higher occupancy levels and, as a result, EBITDA margins were higher despite increases to fixed costs such as property taxes and insurance.

     EBITDA at our Canadian hotels and resorts was relatively unchanged from 2003. EBITDA margins declined slightly in the quarter as lower occupancy levels and ADR (when measured in Canadian dollars) combined to compress margins.

     We initially expected margin pressures at our owned hotels to linger through 2004. Given the large increases in occupancy we have experienced, we now expect profit margins to improve throughout the year. Stringent cost controls remain in place at all hotels in a continuing effort to better EBITDA margins.

     Our approximate 35% investment in Legacy generated an expected $7.3 million equity loss in 2004 compared to $6.3 million in 2003. The Legacy portfolio performed at a level comparable to the first quarter of 2003, however, the equity loss was magnified by the appreciation in the Canadian dollar.

Real Estate Activities

In the first quarter, we disposed of one small block of land for proceeds of $1.3 million. This land was not part of our principal real estate holdings in Toronto or Vancouver. In 2003 FHR disposed of two blocks of land for total proceeds of $18.9 million. Real estate activities generated EBITDA of $0.4 million compared to $9.3 million in 2003 and net cash proceeds of $0.2 million versus $16.7 million in 2003. In the second quarter, we expect to dispose of one block of land located in Vancouver for gross proceeds of approximately $14 million.

Management Operations

Fairmont Hotels Inc. (“Fairmont”)

In the first quarter of 2004, revenues under management were $374 million, up $65 million or 21.0% from 2003. Improved operating results at the U.S. and International hotels, new management contracts and the appreciation in the Canadian dollar all contributed to this increase.

     Fairmont earned fee revenues of $12.5 million in the first quarter, a 20.2% improvement over 2003. This increase consists primarily of higher base management fees and is commensurate with the increase in revenues under management. Fee revenues included $5.4 million from our owned properties, up $0.7 million from 2003.

Fairmont Managed Hotels

Three months ended March 31	2004	2003	Variance
Worldwide
RevPAR	$106.93	$95.17	12.4%
ADR	174.79	166.26	5.1%
Occupancy	61.2%	57.2%	4.0 points

Canada
RevPAR	$75.18	$66.42	13.2%
ADR	130.30	119.37	9.2%
Occupancy	57.7%	55.6%	2.1 points

U.S. and International
RevPAR	$138.49	$123.71	11.9%
ADR	214.26	210.29	1.9%
Occupancy	64.6%	58.8%	5.8 points

Exclusions:	The Fairmont Southampton (renovations); The Fairmont Olympic Hotel, Seattle; The Fairmont Turnberry Isle Resort & Club, Miami

4	FAIRMONT HOTELS & RESORTS INC.

For the Fairmont managed portfolio of Comparable Hotels, RevPAR increased 12.4% to $106.93. RevPAR at the U.S. and International properties was up 11.9% from 2003 due to strong occupancy growth from both leisure and business travel. RevPAR at the Canadian properties was up 13.2% primarily due to foreign exchange rate fluctuations. When measured in Canadian dollars, RevPAR at the Canadian properties was virtually unchanged from 2003 levels.

     Fairmont reported first quarter EBITDA of $6.9 million in 2004, relatively unchanged from the prior year. EBITDA margin decreased to 55.2% from 67.3% in 2003. Despite the increase in fee revenues, a $2.2 million increase in expenses related to administrative costs and the appreciation in the Canadian dollar reduced EBITDA and EBITDA margin.

Delta Hotels Limited (“Delta”)

Revenues under management were $80 million, a 17.2% increase from 2003, while management fee revenues were $2.5 million versus $3.1 million in 2003. In the prior year, Delta received a one-time payout resulting from a settlement on the early termination of two management contacts in 2000 and 2001.

Delta’s Comparable Hotels RevPAR of $53.37 was up 13.9% from 2003 due primarily to the appreciation of the Canadian dollar. When measured in Canadian dollars, RevPAR was relatively unchanged from 2003.

Delta Managed Hotels

Three months ended March 31	2004	2003	Variance
RevPAR	$53.37	$46.87	13.9%
ADR	92.29	82.99	11.2%
Occupancy	57.8%	56.5%	1.3 points

Exclusions: none

Other Items

Revenues and Expenses from Managed and Franchised Properties

Other revenues and expenses from managed and franchised properties represent the expenditure and recovery of central marketing, reservation and other services that we provide on a cost recovery basis under the terms of our management and franchise agreements. The net difference represents the portion of amounts spent in excess of recoveries from managed hotels that are owned by third parties. In the first quarter, we recognized a $0.2 million deficit on these programs.

Amortization

Amortization expense was $19.5 million in 2004 compared to $16.3 million in 2003. This increase was consistent with higher levels of capital spending, the full quarter inclusion of The Fairmont Copley Plaza Boston and the appreciation of the Canadian dollar.

Interest Expense, Net

Net interest expense of $10.0 million was up from $5.9 million in 2003. This increase was due in part to foreign currency fluctuations and additional interest expense from the full period inclusion of $65 million in debt assumed on the acquisition of The Fairmont Copley Plaza Boston in February 2003.

Income Tax Expense (Recovery)

Income tax expense for the quarter was $5.2 million versus $7.5 million in 2003. Our effective tax rate in the first quarter was 113.0%. In the first quarter, our international hotels in non-taxable jurisdictions typically generate losses and our equity investments usually produce non-taxable losses. These factors combine to generate a very high effective tax rate in the first quarter. For 2004, we expect our effective tax rate to be approximately 28%.

Foreign Exchange

Impact of Canadian Dollar Appreciation for the three months ended March 31, 2004

Operating revenues	$7.0

EBITDA	$—
Interest	(0.1)
Amortization	(1.1)
Income taxes	(0.3)

Net income impact	$(1.4)

EPS impact	$(0.02)

Average Canadian dollar exchange rates in the first quarter were approximately 14% higher than the first quarter of 2003. It is not possible to accurately determine the amount of business lost, if any, specifically due to the higher Canadian dollar. As a result, the above analysis excludes any such impact.

2004 FIRST QUARTER REPORT	5

Management’s Discussion and Analysis (cont’d)

Liquidity and Capital Resources

Capitalization

	March 31,		December 31,
(in millions)	2004		2003
Cash	$69.2		$31.7

Current debt(1)	$77.5		$117.8
Long-term debt	596.8		539.8

	674.3		657.6

Shareholders’ equity
convertible notes(2)	19.2		19.2
common share equity(3)	1,522.9		1,526.7

	1,542.1		1,545.9

Total capitalization	$2,216.4		$2,203.5

Debt to total capitalization ratio	30.4%		29.8%
Debt to total asset ratio	26.7%		26.3%
Interest coverage(4)	4.8	x	5.2	x

(1)	Includes $69 million related to the put option held by the minority shareholder of Fairmont.

(2)	Amount of $270 million convertible notes related to conversion feature.

(3)	Includes contributed surplus, foreign currency translation adjustments and retained earnings.

(4)	Calculated as 12 month trailing EBITDA divided by annual interest payments on debts outstanding at the end of period.

Our consolidated net borrowing position decreased to $605.1 million at March 31, 2004, down $20.8 million from the beginning of the year. The increase in cash balances at quarter-end was temporary and was due in part to the receipt of funds late in the quarter that were previously advanced to Legacy. The drop in interest coverage relates almost exclusively to lower land sales in the first quarter of 2004.

Cash Flows

For the three months ended March 31, (in millions)	2004	2003
Inflows
Funds generated from operations	$31.2	$47.8
Change in working capital	9.0	(11.7)

Cash generated from operations	40.2	36.1
Other	8.8	6.0

Total inflows	49.0	42.1

Outflows
Additions to property and equipment	(19.8)	(15.8)
Acquisitions and investments	–	(0.1)
Repurchase (issuance) of common shares, net	0.3	(5.0)
Dividends	(3.2)	(2.4)
Other	(5.0)	–

Total outflows	(27.7)	(23.3)

Net borrowing (repayment) of debt	16.3	(19.0)

Effect of exchange rates on cash balances	(0.1)	1.5

Increase in cash	$37.5	$1.3

6	FAIRMONT HOTELS & RESORTS INC.

Cash Flows

Cash generated by operations in the first quarter totaled $40.2 million, up from $36.1 million in 2003. This improvement was achieved despite a large decline in cash generated by real estate activities. In the first quarter of 2004, real estate activities generated $0.2 million of cash during the quarter, compared to $16.7 million in 2003 when we disposed of blocks of land in both Vancouver and Toronto. There were no similar disposals this year.

     With the exception of accounts payable, working capital levels were virtually unchanged from December 31, 2003. At March 31, payables were higher than normal due to a pre-payment received related to the insurance claim for Bermuda as well as accrued interest payable on the convertible notes. These notes were issued in December 2003 and replaced debt that paid interest on a monthly basis.

     During the quarter, Legacy repaid $8.8 million that we had advanced upon the acquisition of The Fairmont Olympic Hotel, Seattle, in August 2003.

     Net expenditures on profit-enhancing and upgrade capital expenditures totaled $19.8 million in the first quarter, up $4.0 million from 2003. These expenditures were principally directed to upgrade capital and profit-enhancing projects at The Fairmont Chateau Lake Louise and The Fairmont Copley Plaza Boston. Amounts related to the reconstruction in Bermuda after Hurricane Fabian are not included in this amount as they are covered by insurance.

Major 2004 Capital Projects

The Fairmont Chateau Lake Louise	Construction of a 18,000 square foot meeting facility and 81 new guestrooms (through April 2004)

The Fairmont Copley Plaza Boston	Creation of a Fairmont Gold lounge Guestroom renovations (remaining 1/3 of hotel) Upgrades to public areas

     In October 2003, we obtained regulatory approval to purchase for cancellation up to approximately 3.9 million or 5% of our common shares within a twelve-month period ending October 7, 2004. To date, no shares have been repurchased under this program.

Liquidity

In March, we entered into a $400 million unsecured credit facility to replace the Cdn$453 million bank facility that would have expired in September 2004. The interest rate on the unsecured credit facility is floating based on market interest rates plus a spread.

     At March 31, 2004, our primary sources of contractual obligations consisted of property-specific mortgages and the $270 million in convertible senior notes. At March 31, 2004, we had drawn $51.1 million on our $400 million unsecured credit facility and had also issued $67.6 million in letters of credit against this facility and reserved $69.0 million of availability in respect of the minority shareholder’s right to sell their shares of Fairmont to us. Additionally, $55.9 million was outstanding at March 31, 2004 on Fairmont’s $100 million operating line.

     For the remainder of 2004, we expect spending on upgrade capital and profit-enhancing projects to be in the range of $70–$80 million. We expect to fund these expenditures primarily through cash generated from operating activities. Capital expenditure amounts do not include costs related to the repairs in Bermuda since such costs are covered by insurance.

Contractual Obligations

	Payments Due by Period
(in millions)	Total	< 1 Year	1–3 Years	4–5 Years	After 5 Years
Long-term debt	$674.3	$77.5	$298.6	$9.1	$289.1
Operating leases	106.7	13.8	24.1	21.0	47.8
Purchase obligations	27.5	27.5	—	—	—
Other	81.3	10.7	30.9	12.0	27.7

Total	$889.8	$129.5	$353.6	$42.1	$364.6

2004 FIRST QUARTER REPORT	7

Management’s Discussion and Analysis (cont’d)

Contractual Commitments

	Commitment expiration per period
(in millions)	Total	< 1 Year	1–3 Years	4–5 Years	After 5 Years
Standby letters of credit(1)	$71.5	$71.5	—	—	—
Guarantees	11.7	11.7	—	—	—
Other	2.0	2.0	—	—	—

Total	$85.2	$85.2	—	—	—

(1)	FHR typically issues letters of credit against its lines of credit.

Outstanding Common Share Data

	March 31,	December 31,
Shares Outstanding (in 000s)	2004	2003
Common shares	79,123.5	79,106.3
Potential issuance of common shares:
Options issued to directors and employees	3,580.6	3,587.8
Conversion of convertible senior notes	7,156.1	7,156.1
(conversion price $37.73)

Changes in Accounting Policies

Hedging Relationships

Effective January 1, 2004, we implemented new guidance on accounting for hedging relationships. The new guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. The adoption of this accounting guidance did not have a material impact on operations or financial statement presentation.

Generally Accepted Accounting Principles and General Standards of Financial Statement Presentation

Effective January 1, 2004, we are now following new accounting standards surrounding GAAP and general standards of financial statement presentation. These standards lay out a framework for the application of GAAP and the fair presentation of financial standards in accordance with GAAP. No changes to our financial statement presentation were required as we were already in full compliance with these new standards.

Pending Accounting Policy Changes

The following are upcoming changes to Canadian GAAP that may have an impact on our financial statement presentation. Details on these and any other recent accounting changes can be found on the website of the Accounting Standards Board of Canada at www.acsbcanada.org.

Variable Interest Entities

New accounting guidelines will require us to identify Variable Interest Entities (“VIEs”) in which we have an interest, determine whether we are the primary beneficiary of such entities and, if so, to consolidate the VIE. A VIE is an entity in which:

•	the equity is not sufficient to permit that entity to finance its activities without external support, or

•	equity investors lack either voting control, an obligation to absorb expected losses or the right to receive expected residual returns.

A primary beneficiary is an enterprise that will absorb a majority of a VIE’s expected losses, receive a majority of its expected residual returns, or both.

     This guideline could result in the consolidation of managed hotels or investments currently accounted for using the equity method and the deconsolidation of any subsidiary where we determine that the Company is not the primary beneficiary.

     We originally anticipated implementing this guideline in the first quarter of 2004. However, due to the complexities and continually evolving guidance surrounding this guideline, we have delayed the implementation of this standard to allow us sufficient time to thoroughly research the proper application of this extremely complex new guideline.

8	FAIRMONT HOTELS & RESORTS INC.

Consolidated Balance Sheets

	March 31	December 31
(Stated in millions of U.S. dollars) (Unaudited)	2004	2003
Assets
Current assets
Cash and cash equivalents	$69.2	$31.7
Accounts receivable	62.7	64.1
Inventory	14.6	14.2
Prepaid expenses and other	14.8	24.6

	161.3	134.6
Investments in partnerships and corporations	51.6	53.1
Investment in Legacy Hotels Real Estate Investment Trust	98.4	105.9
Non-hotel real estate	94.6	95.1
Property and equipment	1,653.3	1,656.2
Goodwill	131.6	132.0
Intangible assets	216.7	216.7
Other assets and deferred charges	115.4	109.4

	$2,522.9	$2,503.0

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$131.9	$124.0
Dividends payable	—	3.2
Current portion of long-term debt	77.5	117.8

	209.4	245.0
Long-term debt (note 3)	596.8	539.8
Other liabilities	91.2	91.4
Future income taxes	83.4	80.9

	980.8	957.1

Shareholders’ Equity (note 4)	1,542.1	1,545.9

	$2,522.9	$2,503.0

Consolidated Statements of Retained Earnings

Three months ended March 31 (Stated in millions of U.S. dollars) (Unaudited)	2004	2003
Balance – Beginning of period	$78.1	$38.5
Net income (loss)	(0.6)	12.5

	77.5	51.0
Repurchase of common shares	—	(1.2)

Balance – End of period	$77.5	$49.8

2004 FIRST QUARTER REPORT	9

Consolidated Statements of Income

Three months ended March 31 (Stated in millions of U.S. dollars, except per share amounts) (Unaudited)	2004	2003
Revenues
Hotel ownership operations	$155.4	$140.4
Management operations	9.5	8.6
Real estate activities	3.3	18.9

Operating revenues	168.2	167.9
Other revenues from managed and franchised properties	8.9	7.0

	177.1	174.9
Expenses
Hotel ownership operations	116.7	105.5
Management operations	6.6	4.0
Real estate activities	2.9	9.6

Operating expenses	126.2	119.1
Other expenses from managed and franchised properties	9.1	6.9

	135.3	126.0
Loss from equity investments and other	(7.7)	(6.7)

Operating income before undernoted items	34.1	42.2
Amortization	19.5	16.3
Interest expense, net	10.0	5.9

Income before income tax expense	4.6	20.0

Income tax expense
Current	2.9	5.3
Future	2.3	2.2

	5.2	7.5

Net income (loss)	$(0.6)	$12.5

Weighted average number of common shares outstanding (in millions) (note 4)
Basic	79.1	79.3
Diluted	79.1	80.0
Basic earnings (loss) per common share	$(0.01)	$0.16
Diluted earnings (loss) per common share	$(0.01)	$0.16

10	FAIRMONT HOTELS & RESORTS INC.

Consolidated Statements of Cash Flows

Three months ended March 31 (Stated in millions of U.S. dollars) (Unaudited)	2004	2003
Cash provided by (used in)
Operating activities
Net Income (loss)	$(0.6)	$12.5
Items not affecting cash
Amortization of property and equipment	18.8	15.6
Amortization of intangible assets	0.7	0.7
Loss from equity investments and other	7.7	6.7
Future income taxes	2.3	2.2
Other	2.5	2.7
Changes in non-hotel real estate	(0.2)	7.4
Changes in non-cash working capital items (note 5)	9.0	(11.7)

	40.2	36.1

Investing activities
Additions to property and equipment	(19.8)	(15.8)
Acquisitions, net of cash acquired	—	6.0
Investments in partnerships and corporations	—	(0.1)
Collection of loans receivable	8.8	—
Issuance of loans receivable	(5.0)	—

	(16.0)	(9.9)

Financing activities
Issuance of long-term debt	79.9	123.5
Repayment of long-term debt	(63.6)	(142.5)
Issuance of common shares	0.3	—
Repurchase of common shares	—	(5.0)
Dividends paid	(3.2)	(2.4)

	13.4	(26.4)

Effect of exchange rate changes on cash	(0.1)	1.5

Increase in cash	37.5	1.3
Cash and cash equivalents – beginning of period	31.7	49.0

Cash and cash equivalents – end of period	$69.2	$50.3

2004 FIRST QUARTER REPORT	11

Notes to Consolidated Financial Statements

(Stated in millions of U.S. dollars) (Unaudited)

Note 1. Basis of presentation

Fairmont Hotels & Resorts Inc. (“FHR”) has operated and owned hotels and resorts for over 116 years and currently manages properties principally under the Fairmont and Delta brands. At March 31, 2004, FHR managed or franchised 83 luxury and first-class hotels. FHR owns 83.5% of Fairmont Hotels Inc. (“Fairmont”), which at March 31, 2004, managed 44 properties in major city centers and key resort destinations throughout Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. Delta Hotels Limited (“Delta”), a wholly owned subsidiary of FHR, managed or franchised 39 Canadian hotels and resorts at March 31, 2004.

     In addition to hotel and resort management, as at March 31, 2004, FHR had hotel ownership interests ranging from approximately 20% to 100% in 23 properties, located in Canada, the United States, Mexico, Bermuda and Barbados. FHR also has an approximate 35% equity interest in Legacy Hotels Real Estate Investment Trust (“Legacy”), which owns 24 hotels and resorts across Canada and the United States. FHR also owns real estate properties that are suitable for either commercial or residential development, and has developed a vacation ownership product.

     Results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year. The income tax rate is also higher in the first quarter as hotels in non-taxable jurisdictions typically generate losses and equity investments usually produce non-taxable losses.

Note 2. Summary of significant accounting policies

These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles (“GAAP”) for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003 presented in the annual report. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2003 audited consolidated financial statements, except as discussed below.

Hedging Relationships

Effective January 1, 2004, FHR implemented new guidance on accounting for hedging relationships. The new guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. The adoption of this accounting guidance did not have a material impact on operations or financial statement presentation.

Generally Accepted Accounting Principles and General Standards of Financial Statement Presentation

The Canadian Institute of Chartered Accountants has issued new accounting standards surrounding GAAP and financial statement presentation. These standards lay out a framework for the application of GAAP and the fair presentation of financial standards in accordance with GAAP and are effective for years beginning January 1, 2004. No changes to financial statement presentation were required as FHR was already in full compliance with these new standards.

Note 3. Credit facility

In March 2004, FHR entered into a new $400 unsecured credit facility due March 2007. The interest rate is floating and is calculated based on the borrowers choice of prime rate, bankers acceptance or LIBOR plus a spread.

Note 4. Shareholders’ equity

	March 31,	December 31,
	2004	2003
Common shares	$1,202.5	$1,202.2
Other equity	19.2	19.2
Contributed surplus	142.3	142.3
Foreign currency translation adjustments	100.6	104.1
Retained earnings	77.5	78.1

	$1,542.1	$1,545.9

12	FAIRMONT HOTELS & RESORTS INC.

The diluted weighted-average number of common shares outstanding is calculated as follows:

Three months ended March 31
(in millions)	2004	2003
Weighted-average number of common shares outstanding – basic	79.1	79.3
Stock options(1)	0.8	0.7

Weighted-average number of common shares outstanding – diluted	79.9	80.0

(1) The calculation of diluted loss per common share for the three months ended March 31, 2004 excludes stock options as the impact of these exercises would be anti-dilutive.

Under a normal course issuer bid, FHR may repurchase for cancellation up to approximately 3.9 million, or approximately 5% of its outstanding common shares. During the three months ended March 31, 2004, FHR did not repurchase any shares. During the three months ended March 31, 2004, FHR issued 17,190 shares pursuant to the Key Employee Stock Option Plan. $0.3 was credited to common shares for proceeds from options exercised. At March 31, 2004, 79,123,467 common shares were outstanding (2003 – 79,532,172).

     During the three months ended March 31, 2004, 10,000 stock options were granted. Assuming FHR elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted after January 1, 2002 but before January 1, 2003, net income and basic and diluted earnings per share would have been:

Three months ended March 31	2004	2003
Reported net income (loss)	$(0.6)	$12.5
Net income (loss) assuming fair value method used	(0.7)	12.3
Basic earnings (loss) per share	(0.01)	0.16
Diluted earnings (loss) per share	(0.01)	0.15

Note 5. Working capital

Changes in non-cash working capital:

Three months ended March 31	2004	2003
Decrease (increase) in current assets
Accounts receivable	$0.7	$(9.7)
Inventory	(0.4)	(0.8)
Prepaid expenses and other	1.0	(0.9)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	7.7	(0.3)

	$9.0	$(11.7)

Note 6. Segmented information

FHR has five reportable operating segments in two core business activities, ownership and management operations. The segments are hotel ownership, investment in Legacy, real estate activities, Fairmont and Delta. Hotel ownership consists of real estate interests ranging from approximately 20% to 100% in 23 properties. The investment in Legacy consists of an approximate 35% equity interest in Legacy, which owns 24 hotels and resorts across Canada and the United States. Real estate activities consists primarily of two large undeveloped land blocks in Toronto and Vancouver and a vacation ownership product. Fairmont is a North American luxury hotel and resort management company and Delta is a Canadian first-class hotel and resort management company.

     The performance of all segments is evaluated primarily on earnings before interest, taxes and amortization (“EBITDA”). EBITDA includes income from investments and other. Amortization, interest and income taxes are not allocated to the individual segments. All transactions among operating segments are conducted at fair market value.

2004 FIRST QUARTER REPORT	13

Notes to Consolidated Financial Statements (cont’d)

The following tables present revenues, EBITDA, total assets and capital expenditures for FHR’s reportable segments:

	Three months ended March 31, 2004
	Ownership			Management
	Hotel		Real estate			Inter-segment
	Ownership	Legacy	activities	Fairmont	Delta	elimination(a)	Total
Operating revenues	$155.4	$—	$3.3	$12.5	$2.5	$(5.5)	$168.2
Other revenues from managed and franchised properties	—	—	—	6.5	2.4	—	8.9

							177.1
Loss from equity investments and other	(0.4)	(7.3)	—	—	—	—	(7.7)
EBITDA(b)	32.8	(7.3)	0.4	6.9	1.5	(0.2)	34.1
Total assets(c)	1,904.9	98.4	102.2	360.1	75.1	(17.8)	2,522.9
Capital expenditures	19.6	—	—	0.2	—	—	19.8

	Three months ended March 31, 2003
	Ownership			Management
	Hotel		Real estate			Inter-segment
	Ownership	Legacy	activities	Fairmont	Delta	elimination(a)	Total
Operating revenues	$140.4	$—	$18.9	$10.4	$3.1	$(4.9)	$167.9
Other revenues from managed and franchised properties	—	—	—	4.8	2.2	—	7.0

							174.9
Loss from equity investments and other	(0.4)	(6.3)	—	—	—	—	(6.7)
EBITDA(b)	29.6	(6.3)	9.3	7.0	2.5	0.1	42.2
Total assets(c)	1,983.5	97.8	89.8	328.6	69.5	(206.2)	2,363.0
Capital expenditures	15.6	—	—	0.2	—	—	15.8

(a) Revenues represent management fees that are charged by Fairmont of $5.4 (2003 – $4.8) for the three months ended March 31, 2004 and Delta of $0.1 (2003 – $0.1) for the three months ended March 31, 2004, to the hotel ownership operations, which are eliminated on consolidation. EBITDA represents expenses not reimbursed relating to marketing and reservation services performed by FHR under the terms of its hotel management and franchise agreements. Total assets represent the elimination of inter-segment loans net of corporate assets.

(b) The following costs are not allocated to the individual segments in evaluating net income (loss):

Three months ended March 31	2004	2003
Amortization	$19.5	$16.3
Interest expense, net	10.0	5.9
Income taxes	5.2	7.5

(c) Hotel ownership assets include $49.3 (2003 – $46.7) of investments accounted for using the equity method.

Note 7. Convertible notes

As required under the terms and conditions of the 3.75% convertible senior notes due 2023, the debt and the common shares issuable upon conversion of the shares have been registered on a Form F-10 with the SEC on April 6, 2004.

Note 8. Related party transactions

At March 31, 2004, FHR has a payable to Legacy of $9.0 in connection with various management contracts, and reciprocal loan agreements with Legacy for $86.6.

     A subsidiary of FHR has a 25% participation amounting to $10.8 in the first mortgage on The Fairmont Olympic Hotel, Seattle.

14	FAIRMONT HOTELS & RESORTS INC.

Shareholder Information

Executive Office
Canadian Pacific Tower
100 Wellington Street West
Suite 1600
TD Centre, P.O. Box 40
Toronto, Ontario M5K 1B7
Telephone: 416.874.2600
Fax: 416.874.2601

Investor Relations
Emma Thompson
Executive Director Investor Relations
Toll-free: 866.627.0642
Fax: 416.874.2761
Email: investor@fairmont.com
Website: www.fairmont.com

Stock Exchange Listing
Toronto Stock Exchange
New York Stock Exchange
Trading symbol: FHR

Hotel Reservations
Fairmont Hotels & Resorts
Toll-free: 800.441.1414
Website: www.fairmont.com
Delta Hotels
Toll-free: 800.268.1133
Website: www.deltahotels.com

Transfer Agent and Registrar
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1
Toll-free: 800.340.5017
Telephone: 514.982.7800
Email: caregistryinfo@computershare.com

For further information on
Legacy Hotels Real Estate Investment Trust
Toronto Stock Exchange symbol: LGY.UN
Toll-free: 866.627.0641
Website: www.legacyhotels.com

2004 FIRST QUARTER REPORT	15